SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 17 July 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

July 17, 2009

BP ANNOUNCES SUCCESSFUL RESULTS OF

MAD DOG SOUTH WELL

HOUSTON  -- BP announced today the drilling of a successful appraisal well in a previously untested southern segment of the Mad Dog field. The 826-5 well is located on Gulf of Mexico Green Canyon block 826 approximately 100 miles (160 kilometers) south of Grand Isle, LA., in about 5,100 feet (1,554 meters) of water. The well encountered about 280 net feet (85 meters) of hydrocarbons in the objective Miocene hydrocarbon-bearing sands and discovered an oil column of more than 2,200 feet (670 meters).

The results from this well continue the successful phased development of the Mad Dog field and build upon the success from 2008 where the A-7 well in the western part of the field encountered a hydrocarbon column of more than 2,500-feet (762 meters), and 275 feet of net pay (84 meters).

"With these additional hydrocarbon resources in the west and south of the field, Mad Dog has been firmly established as the third giant field in BP's Gulf of Mexico portfolio, joining Thunder Horse and Atlantis," said Andy Inglis, BP's chief executive officer for exploration and production. "Due to the materiality of these recent finds, we are reviewing development options to increase production from Mad Dog either through debottlenecking the existing facility or by adding another production facility".

BP (NYSE:BP ) maintains a 60.5 percent working interest in Mad Dog. BHP Billiton (NYSE:BHP / BBL) has a 23.9 percent interest, Chevron (NYSE:CVX ) has a 15.6 percent interest.

Editor's notes:

  The Mad Dog Field started production in 2005 and utilizes a truss spar platform, equipped with facilities for simultaneous production and drilling operations. The facility is designed to process 80,000 barrels/day of oil and 60,000 mscfd of gas.

  Oil and gas is transported to existing shelf and onshore interconnections via the Mardi Gras Transportation System.

  BP is the largest producer of oil and gas in the
  Gulf of Mexico
   with net production of over 400 mboed.
  BP is progressing nine Gulf of Mexico projects: Atlantis Phase 2, Tubular Bells, Kodiak, Freedom, Kaskida, Isabela,
  Santa Cruz
  , Mad Dog tiebacks and Great White.
  Major BP developments in the deepwater Gulf of Mexico include: Pompano, 1994; Marlin, 2000;
  Horn

  Mountain
  , 2002; Na Kika, 2003;
  Holstein
  , 2004; Mad Dog, 2005, Atlantis, 2007, Thunder Horse 2008.

For additional information:

BP, London       +44 (0)207 496 4076

BP, Houston      281 366 5174

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  17 July 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary